

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 23, 2017

Nicholas Goodman
Chief Financial Officer
Brookfield Renewable Partners LP
73 Front Street, 5th floor
Hamilton HM 12 Bermuda

Re: Brookfield Renewable Partners LP
        Form 20-F for the Fiscal Year Ended December 31, 2016
        Filed March 1, 2017
        File No. 1-35530

Dear Mr. Goodman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

5.A Operating Results, page 82

1. We note your presentation of Funds from Operations per LP Unit, a non-IFRS measure, in Parts 1 and 6. Please tell us your consideration of the guidance in Question 102.05 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016 in your presentation of this measure.

Item 19. Exhibits

2. Please tell us your basis for omitting the Interactive Data File required by paragraph 101 of the Instructions as to Exhibits of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products